The AES Corporation 4300 Wilson Boulevard Arlington, VA 22203 www.aes.com

December 22, 2016
Mr. James Allegretto
Senior Assistant Chief Accountant
Mr. Robert Babula
Staff Accountant
Ms. Christine Adams
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Commission File No. 001-12291

Dear Mr. Allegretto, Mr. Babula and Ms. Adams:
We have received your comment letter dated December 15, 2016 regarding the Current Report on Form 8-K (the “Form 8-K”) of The AES Corporation (the “Company” or “AES”) filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2016. Our response to your comment follows.
Form 8-K Filed on August 5, 2016
Exhibit 99.1
Comment 1 - Non-GAAP Financial Measures

1.    We have read your response to comment 1. We believe your presentation is inconsistent with Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.
Response
The Company acknowledges the Staff’s Comment and agrees that it will no longer provide disclosure on Proportional Free Cash Flow beginning with its quarterly filing for the period ending March 31, 2017.
Based on its conversations with the Staff, the Company understands that it may disclose its Proportional Free Cash Flow in its filings with the Commission for the quarter and year ending December 31, 2016, as a transition period.  On the Company’s year-end earnings call in February of 2017, the Company intends to advise listeners that Proportional Free Cash Flow results and related guidance will no longer be issued by the Company, based on the Staff’s review and comment process.   In subsequent periods, the Company may provide disclosure (including prior period results and forward-looking projections) on both (i) Consolidated Free Cash Flow and (ii) the interest in those cash flows held by non-controlling shareholders, but may not subtract or otherwise eliminate the interest of non-controlling shareholders in a single cash flow metric.

Division of Corporation Finance
Securities and Exchange Commission	December 22, 2016
As noted above, beginning with the quarterly filing for the period ending March 31, 2017, the Company will no longer provide prior period results and guidance for Proportional Free Cash Flow or any other proportional cash flow metric.  The Company understands that the steps described above would fully satisfy the Staff’s Comment.
* * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Fabian Souza, Vice-President and Controller (703-682-6588) or Zafar Hasan, Vice-President and Chief Corporate Counsel (703-682-1110) if you have any questions with respect to the foregoing or if we may otherwise be of assistance.
Very truly yours,

/s/ Fabian Souza

Fabian Souza
Vice President and Controller
The AES Corporation